

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Brian F. Sullivan
Chief Executive Officer
Celcuity Inc.
16305 36th Avenue N., Suite 100
Minneapolis, MN 55446

> **Re: Celcuity Inc.**
> **Registration Statement on Form S-3**
> **Filed December 30, 2022**
> **File No. 333-269090**

Dear Brian F. Sullivan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joseph J. Schauer